UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                          (Amendment No. 6A)* Replaces Amendment No. 6
                                              filed in March 1999

                     VSI Holdings, Inc.  (VIS-AMEX)
            ______________________________________________
                           (Name of Issuer)

                      Common Stock, par value $0.01
            ______________________________________________
                      (Title of Class of Securities)

                               918322 10 8
            ______________________________________________
                              (CUSIP Number)

                              Steve Toth, Jr.
      2100 N. Woodward Ave., West 201,  Bloomfield Hills, MI 48304
                              (248) 644-0500
      ____________________________________________________________
       (Name Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

       February 1998, December 1998, January 1999, and March 1999
       __________________________________________________________
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the box. []



















CUSIP  No. 918322 10 8            13D                      Page 2 of 6

1)     Names of Reporting Person.
       I.R.S. Identification Nos. of above persons (entities only). Steve Toth, Jr. (S.S. # ###-##-####)

2)     Check the Appropriate Box if a Member of a Group
       (See Instructions)   (a) ___  (b) ___

3)     SEC Use Only

4)     Source of Funds (See Instructions)     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization     United States

Number of      (7)  Sole Voting Power         14,177,226 (43.04% of
Shares Bene-                                  32,940,665shares)
Ficially by    (8)  Shared Voting Power       12,922,996 (39.23%)
Owned by Each
Reporting      (9)  Sole Dispositive Power    14,177,226 (43.04%)
Person With
              (10)  Shared Dispositive Power  12,922,996 (39.23)

11) Aggregate Amount Beneficially Owned by Each Reporting Person 27,100,222 (82.27%)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)

13)    Percent of Class Represented by Amount in Row (11)
       82.27% of 32,940,665 shares

14)    Type of Reporting Person (See Instructions)    IN





















CUSIP No. 918322 10 8             13D                      Page 3 of 6

Item 1.     Security and Issuer.

     The Item 1 response is restated in its entirety as follows:

     	This Amendment No. 6A (which supersedes Amendment No. 6 filed in March 1999) to the Statement on Schedule 13D dated January 14, 1994, as amended by Amendment No. 1 dated February 26, 1994, Amendment No.
2 dated September 8, 1995, Amendment No. 3 dated February 18, 1997, Amendment No. 4 dated July 30, 1997, and Amendment No. 5 dated
November 19, 1997, relates to the Common Stock, par value $.01 per share, of VSI Holdings, Inc. ("VSI"), a Georgia corporation, the principal address of which is 2100 North Woodward Ave., Suite 201
West, Bloomfield Hills, MI  48304.

Item 2.     Identity and Background.

     The Item 2 response is restated in its entirety as follows:

     	This Amendment No. 6A is filed by Steve Toth, Jr. ("Toth"), whose business address is 2100 North Woodward Ave., Suite 201 West,
Bloomfield Hills, Michigan  48304.  Toth is President of VSI and a
United States citizen. During the last five years, Toth has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation thereof.

Item 3.     Source and Amount of Funds or Other Consideration.

     	The Item 3 response incorporates all previous filings of Toth and is hereby amended by adding the following:

     	The first transactions reported by this Amendment No. 6A occurred on December 21 and 23, 1998. CLT, a Michigan partnership of which Toth is controlling partner ("CLT"), purchased 85,563 and 38,490 shares from VSI employees at $4.50 per share. The shares purchased had been issued to VSI employees the week before on the first vesting date of the first awards under VSI's 1997 Restricted Stock Plan.
Because the fair market value of the shares awarded, when vested and issuable, was taxable to the employees as ordinary income, some employees had stated their intent to sell some or all of their shares. Toth decided to give the employees a forum, as an alternative to the open market, to sell their shares to raise money for Federal and state taxes. CLT used its own, not borrowed, monies to fund the $558,238.50 purchase of the 124,053 shares. At present, neither Toth nor CLT have plans to purchase additional shares which may be awarded and become vested to VSI employees. In addition, between January 14 and 20, 1999, CLT purchased, with its own and not borrowed funds, a total of 50,000 shares on the open market for a total of $337,295 at prices ranging from $6.1855 to $7.31 per share.



CUSIP No. 918322 10 8             13D                      Page 4 of 6

	     The second transaction reported by this Amendment No. 6A is a transfer of shares between Toth's affiliates. The Steve Toth, Jr.
Grantor Retained Annuity Trust dated December 29, 1992 expired and the 3,476,635 shares held by Toth as trustee for such trust were transferred in February 1998 to Toth's spouse as trustee under a Trust Agreement dated September 1, 1967 for the benefit of Toth's adult child (the "Daughter's 67 Trust"). Heretofore, Toth was reported as having sole voting and dispositive powers over such 3,476,635 shares owned by the Toth GRAT. Toth will now be reported as sharing voting and dispositive powers over the transferred 3,476,635 shares with his spouse.

	     The third transaction reported by this Amendment No. 6A is a transfer of shares between Toth's affiliates. The Margaret A. Toth Grantor Retained Annuity Trust dated January 1, 1994 expired and the 2,297,296 shares held by Toth's spouse as trustee for such trust were transferred in January 1999 to Toth's spouse as trustee under the Daughter's 67 Trust. Toth will continue to be reported as sharing voting and dispositive powers over the transferred 2,297,296 shares with his spouse.

     	As a result of such tranfers, the Daughter's 67 Trust now holds 11,912,199 shares of which Toth's spouse is the trustee, who may not be reasonably expected to oppose Toth's initiatives.

     The final transaction reported by this Amendment No. 6A is a transfer of shares between Toth's affiliates. Toth is trustee of a Trust Agreement dated December 20, 1976 f/b/o Steve Toth, Jr. (the "76 Toth Trust"). In March 1999, the 76 Toth Trust transferred 400,000 of its 1,775,850 shares to The Steve Toth, Jr., Family Foundation, a Michigan non-profit non-stock corporation (the "Foundation"), of which Toth is Executive Director. Toth will continue to be reported as having sole voting and dispositive powers over all shares owned by the Foundation.

Item 4.     Purpose of Transaction.

     The Item 4 response is not amended in any way.

Item 5.     Interest in Securities of the Issuer.

     	The Item 5 response incorporates all previous filings of Toth and is hereby amended by adding the following:

     (a)  	As of the date of this Amendment No. 6A, Toth beneficially
owned 27,100,222 shares, or approximately 82.27% of the 32,940,665 outstanding (excluding 7,954,355 treasury shares):

     (1) Toth is deemed to have the sole right to vote and dispose of the 1,000, 574,053, 1,375,850, 11,826,323, and 400,000
          shares (14,177,226 total; 43.04%) owned by (i) Toth personally, (ii) CLT, (iii) Toth as trustee of the 76 Toth Trust, (iv) Toth as trustee of a Trust Agreement dated
          July 9, 1983 f/b/o Steve Toth, Jr., and (v) Toth as Executive Director of the Foundation, respectively, because
CUSIP No. 918322 10 8             13D                      Page 5 of 6

          as owner, controlling 	partner or trustee, Toth has sole
          voting and dispositive powers over those 14,166,226 shares. Toth and the 76 Toth Trust have assigned their respective
          1,000 and 775,000 (of 1,375,850) shares to CLT for its use, but the 76 Toth Trust has not assigned the other 600,850 shares to CLT.

     (2)  The 11,912,199 and 1,010,797 shares (12,922,996 total;
          39.23%) are owned by Toth's spouse as trustee of (i) the Daughter's 67 Trust and (ii) a Trust Agreement dated
          July 9, 1982 for the benefit of Toth's spouse, respectively. Because Toth's spouse may not be reasonably expected to oppose Toth's initiatives, Toth is deemed to have shared voting and dispositive powers over those 12,922,996 shares.

     (3) Toth has assigned to CLT the right to exercise the remaining 425,000 option shares which CLT may purchase from VSI before May 5, 2000 at $.15625 per share. The option shares will not be included with CLT's holdings until exercised. See Exhibits I and II.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     	The Item 6 response incorporates all previous filings of Toth and is hereby amended by adding the following:

     	Toth, the 76 Toth Trust and CLT have agreed to terminate the January 18, 1994 Voting Agreement with Martin S. Suchik, Executive Vice President of VSI and Toth's nephew ("Suchik"). The Voting Agreement provided that Suchik vote for Toth and his nominee for seats on VSI's Board of Directors, and Toth, the 76 Toth Trust and CLT to vote for the slate of directors nominated by VSI's Board. Because of their disparate ownership interests and Toth's control of a majority of VSI's shares, Amendment No. 5 terminated reporting Toth's sharing voting power with Suchik for shares owned by Suchik, his IRA and trusts for his adult children which might be deemed to be affiliated with him. For the same reason, Suchik was no longer considered as sharing voting powers with Toth for shares owned by Toth, the 76 Toth Trust and CLT. Given its termination, the Voting Agreement is no longer listed as Exhibit III to this Schedule 13D.

Item 7.     Materials to Be Filed as Exhibits.

     None.

                           S I G N A T U R E
                           = = = = = = = = = =

	     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1999                       /S/ Steve Toth Jr.
                                           Steve Toth, Jr.
CUSIP  No. 918322 10 8            13D                      Page 6 of 6




                  Exhibit Index Required by Rule 0-3(c)

                                         Sequential Page Number in
                                         Numbering System Required by
            Exhibit                      Rule 0-3 (b)
_____________________________            ____________________________
Exhibit I.  Stock Option                 Pages 6-12 of Schedule 13D
Agreement dated as of May 6,             dated January 14, 1994.
1993.

Exhibit II.  First Amendment             Page 7 of Amendment No. 1
to Stock Option Agreement                dated February 26, 1994.
dated as of December 30, 1993,
executed on January 18, 1994.